

Mail Stop 3720

March 30, 2010

Mr. Jay H. Schecter
Chief Executive Officer
Corporate Resource Services, Inc.
f/k/a AccountAbilities, Inc.
160 Broadway
11th Floor
New York, New York 10038

> **Re: Corporate Resource Services, Inc.**
>   **f/k/a AccountAbilities, Inc.**
>   **Form 10-K for Fiscal Year Ended September 30, 2009**
>   **Filed December 28, 2009**
>   **File No. 000-30734**

Dear Mr. Schecter:

        We have reviewed your supplemental response letter dated March 23, 2010 and have the following comments. As noted in our comment letter dated February 19, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K
Financial Statements
Statement of Operations, page F-5

1.   We note your response to comment 3 however we continue to believe that Corporate Resource Services, Inc., as a subsidiary of TSE, is acting on its behalf as an agent when placing TSE employees in temporary positions.

2.   Explain to us why, when accounting for the exchange of the ReStaff debt held by your parent for common shares, you did not value the common shares at their trading price. Also in this regard, tell us why it is not appropriate to recognize a charge as a result of the termination of debt.

14. Commitments and Contingencies

3.   We note in your response to comment 2 that you are charging general and administrative expenses over the remaining term of the lease for the vacated premises in New Jersey. Please explain to us your consideration of the guidance in paragraphs ASC 420-10-30-7 through 30-9 when accounting for the lease termination and expand your disclosure in future filings to reflect your full compliance with this guidance.

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                Sincerely,

                                /s/ Robert S. Littlepage
                                        for

                                Larry Spirgel
                                Assistant Director